ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Held Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON MAY 25, 2010.

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo, at 7 pm.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The totality of the elected members.

RESOLUTIONS ADOPTED:

Whereas

a)
On May 18, 2010, a Material Fact was disclosed involving the sale and offering by Bank of America Corporation (“BAC”) of its entire equity interest held in Itaú Unibanco Holding S.A. (“Company”), comprising of 56,476,299 common shares (corresponding to approximately 2.5% of the common shares issued by the Company, and 1.2% of its total capital stock) and 188,424,758 preferred shares (corresponding to approximately 8.4% of the preferred shares issued by the Company and 4.16% of its total capital stock).

b)
The preferred shares were offered outside Brazil in a private placement in the form of American Depositary Shares - ADS (each ADS representing one preferred share issued by the Company) to qualified institutional buyers in the United States and to non-US persons outside the United States in a transaction (“Offering”) exempt from registration under the Securities Act of 1933, as amended.

Have unanimously resolved:

To approve that ITAÚ USA SECURITIES INC. (“ITAÚ SECURITIES”), a company indirectly controlled by the Company, act as one of the underwriters and initial purchasers of up to 94,212,379 ADSs in the Offering on a firm commitment underwriting basis.

The Offering shall occur in May 2010 and shall be concluded by the beginning of June. Currently, there are 2,227,673,786 preferred shares outstanding according to Rule CVM 10/80.

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo (SP), May 25, 2010. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

This “Material Fact” is not an offer of securities of the Company for sale in the United States or Brazil. Securities of the Company may not be offered or sold in the United States absent registration or an exemption from registration with the United States Securities and Exchange Commission.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer